SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2003

                               -------------------

                            Bayer Aktiengesellschaft
             (Exact name of registrant as specified in its charter)

                              Bayerwerk, Gebaude W1
                               D-51368 Leverkusen
                                     Germany
                    (Address of principal executive offices)

                               -------------------

                       Indicate by check mark whether the
                  registrant files or will file annual reports
                      under cover Form 20-F or Form 40-F.

                              Form 20-F X       Form 40-F
                                       ---

                Indicate by check mark whether the registrant by
                  furnishing information contained in this Form
                  is also thereby furnishing information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes         No X
                                       ---        ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                  EXHIBIT INDEX
                                  -------------

1. Press release dated January 31, 2003

2. Press release dated February 5, 2003

3. Press release dated o, 2003

4. Press release dated February 24, 2003

5. Press release dated February 26, 2003

6. Press release dated March 2, 2003

7. Press release dated March 4, 2003

8. Press release dated March 4, 2003

9. Press release dated March 6, 2003

10. Press release dated March 7, 2003

11. Press release dated o, 2003

12. Press release dated March 12, 2003

13. Press release dated March 13, 2003

14. Press release dated March 18, 2003

15. Press release dated March 24, 2003

16. Press release dated April 17, 2003

                                                                      Exhibit 1


Bayer and Aventis end negotiations on biologicals joint venture
---------------------------------------------------------------

Leverkusen - Bayer and Aventis have agreed not to pursue their plans to create a joint venture in the field of biological products. It had been intended to combine the Biological Products Division of Bayer HealthCare with the Aventis subsidiary Aventis Behring. Both companies reviewed various possible forms of cooperation. A final agreement on the terms of the transaction could not be reached.

Leverkusen, January 31, 2003

Bayer AG, Investor Relations contacts:
--------------------------------------
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Judith Nestmann (+49-214-30-66836)

Forward-Looking Statements
--------------------------
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                                                      Exhibit 2


Dear Ladies and Gentlemen,

The number of Lipobay/Baycol lawsuits has been updated on our website. Please check our Investor Relations homepage at

www.investor.bayer.com

Leverkusen, February 5, 2003

Bayer AG, Investor Relations contacts:
--------------------------------------
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Judith Nestmann (+49-214-30-66836)

                                                                      Exhibit 3


Agenda
-------

Bayer Spring 2003 Investor Conference
-------------------------------------

Bayer Group cordially invites you to its upcoming Investor Conference:

Date: March 14, 2003
Time: 10:00 a.m. until 6:00 p.m.
Place: Bayer Communication Center (BayKomm) in Leverkusen

The conference will start at 10:00 a.m. with the presentation of the 2002 results and strategic outlook given by Werner Wenning, CEO followed by presentations of HealthCare, CropScience, Polymers and Chemicals.

We request the courtesy of a written response by March 7, 2003. Please direct your response to Marion Hildebrandt Investor Relations, Bayer AG, 51368 Leverkusen, Germany (Fax-No.: +49-214-30 66247 or E-mail:
marion.hildebrandt.mh@bayer-ag.de).

BayKomm is easily accessible by taxi from the airports and train stations in Dusseldorf and Cologne.

For those who plan to arrive the previous day we have arranged a limited number of rooms at the Park Plaza Hotel, Cologne, Clevischer Ring 121, 51063 Cologne (Phone +49-221-9647 596, Fax +49-221-9647 100) at a special rate of Euro 85,00.
Please refer to "Bayer Investor Conference".
We hope you will be able to join us for the upcoming Investor Conference.

If you are unable to attend our conference, you are invited to follow a live broadcast on the Internet, which will start on March 14, at 10:00 a.m. (CET) at www.live.bayer.com. An on demand version will also be available after the conference.

Sincerely,

Bayer Investor Relations Team

                                                                      Exhibit 4


Bayer Reduces Size of the Group Board of Management
---------------------------------------------------

Leverkusen, February 23, 2003 - Werner Spinner, a member of the Board of Management of Bayer AG, is leaving the company for personal reasons at the end of February. The Management Board of the holding company, under the leadership of its Chairman Werner Wenning, is to be reduced from five to four members.

The Supervisory Board of Bayer AG will meet in the coming week to decide on the proposed reduction of the size of the Management Board and the new distribution of responsibilities. According to the proposal, Chief Financial Officer Klaus Kuhn will take over responsibility for the regions "Europe" and "Regions of the World." Dr. Udo Oels, responsible for Innovation, Technology and Environment, will in the future be the board member representing the region "Asia". Dr. Richard Pott's areas of responsibility will include the regions North, Central and South America in addition to his responsibilities for Strategy and Human Resources as well as "Business Excellence."

Werner Spinner began his career at Bayer in 1974 as a member of the Pharmaceuticals Staff Department. After serving in a variety of marketing and sales positions at home and abroad, he was named Head of the former Consumer Care Business Group in 1994 and was appointed to the Board of Management on February 1, 1998.

Supervisory Board Chairman Dr. Manfred Schneider and Management Board Chairman Werner Wenning thanked Spinner for his contributions to the company and wished him all the best for the future.

Leverkusen, February 24, 2003

Bayer AG, Investor Relations contacts:
--------------------------------------
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Judith Nestmann (+49-214-30-66836)

Forward-Looking Statements
--------------------------
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them events to future or developments.

                                                                      Exhibit 5


Baycol lawsuits in the United States:
-------------------------------------
Bayer defends itself against accusations
----------------------------------------
Documents taken out of context
------------------------------

Leverkusen - Against the background of pending litigation in the United States, Bayer has for some time not been in a position to comment directly on the facts relating to the cholesterol-lowering drug Baycol / Lipobay. Bayer now would like to comment as follows:

Bayer continues to believe firmly that the company acted responsibly, promptly and appropriately in the management of Baycol.

Without concession of liability, in the context of the lawsuits concerning Baycol the company has to date entered settlement agreements with around 450 individuals who experienced serious side effects; this figure includes several fatalities. A total of approximately USD 125 million has been paid.

Bayer is currently negotiating settlement agreements in a further 500 cases. At the same time, Bayer is continuing to defend itself vigorously in all cases in which there is no connection between Baycol and the health problems which are the subject of the claims or where a fair settlement cannot be reached.

To date there are approximately 7,800 lawsuits. As permitted in the United States legal system there is no mechanism to screen cases before they are filed. A single law firm has filed 4,300 virtually identical complaints and providing no medical detail. Where medical records have been made available it appears that only a small percentage of people who have filed lawsuits suffered a side effect from Baycol and that the vast majority of people who did experience a side effect made a complete recovery.

Recent media coverage may have created the impression that the company was aware of possible dangers with Baycol long before it voluntarily withdrew the cholesterol-lowering drug from the market. This is not the case. Baycol was a well-researched and thoroughly tested drug. It was prescribed for over six million patients worldwide - over 700,000 of them in the USA. The overwhelming majority of these individuals took it safely and effectively, with no serious side effects.

Bayer continuously monitored ongoing Baycol data post-launch to ensure that the drug was being used safely and correctly, and in accordance with labeling recommendations. The company kept the FDA fully informed about all pertinent safety information, including adverse event reports.

When Bayer became aware of an increased rate of reports of rhabdomyolysis in patients taking Baycol, particularly in co-prescription with gemfibrozil, it took appropriate action. The company strengthened the labeling and undertook comprehensive scientific studies to analyze the problem and took a series of increasingly strong steps to educate healthcare professionals. When Bayer concluded that, despite these aggressive communication efforts, the drug continued to be prescribed in ways that increased safety concerns, the company withdrew the product voluntarily.

Plaintiffs' lawyers may have made selected documents available to the media; the content of these documents has been taken out of context and has created a false impression. Bayer will show the courts the full context of many of the partial documents referenced in the media.

For example, an e-mail allegedly from senior Group management at Bayer AG allegedly called for sales to be maximized. However, this wording does not originate from a management communication; it appeared in a proposal authored by an assistant for a marketing presentation intended for an audience of marketing employees in the USA.

Leverkusen, February 26, 2003

Bayer AG, Investor Relations contacts:
--------------------------------------
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Judith Nestmann (+49-214-30-66836)

Forward-Looking Statements
--------------------------
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                                                      Exhibit 6


Response to ongoing media coverage of Baycol litigation:
--------------------------------------------------------
Bayer: We will present our case in the courtroom, not in the public
-------------------------------------------------------------------

Leverkusen - The first trial in connection with Baycol / Lipobay, the drug voluntarily withdrawn from the market by Bayer, has begun in the United States. As is true with virtually all product liability disputes, especially those in the health care industry, global media interest is extremely high. The coverage is very detailed, particularly of the plaintiff's attorney's allegations and speculation of damages. Speculation concerning the ultimate possible financial impact to the company is also widespread and has varied significantly.

"Mr. Watts, attorney for the plaintiff, is throwing around wildly unrealistic and unsupported numbers in the press in an effort to pressure Bayer stock, and in doing so, force us to settle his case," said Philip S. Beck, lead trial counsel for Bayer in the U.S. Baycol litigation, in response to recently reported allegations by Watts.

Trials in the United States can only be accurately evaluated in their totality because of the way the country's "adversarial" legal system works. When the trial begins, plaintiff's attorneys call witnesses and present all their evidence first. Only then does the defendant have the opportunity to call witnesses and present the facts of its case to the jury. It is also very common for the plaintiff's attorneys to leak selected and incomplete documents to the media, both to influence public opinion and to put additional pressure on the company and its executives.

Bayer is not surprised at these tactics and fully expects that the plaintiff's lawyers will continue to pursue these strategies throughout the course of the trials. The company will present its case - that Bayer acted responsibly and appropriately in the development, marketing and voluntary withdrawal of Baycol - point by point, directly to the judge and jury in the courtroom.

Leverkusen, March 2, 2003

Bayer AG, Investor Relations contacts:
--------------------------------------
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Judith Nestmann (+49-214-30-66836)

Forward-Looking Statements
--------------------------
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                                                      Exhibit 7


Bayer and Degussa sell PolymerLatex to Soros Private Equity Partners
--------------------------------------------------------------------

Leverkusen/Dusseldorf - Bayer AG of Leverkusen, Germany, and Degussa AG of Dusseldorf, Germany, are selling PolymerLatex GmbH & Co. KG, their Marl, Germany-based 50:50 joint venture, to the financial investment company Soros Private Equity Partners. The sales price amounts to approx. (euro)235 million. The transaction is subject to the approval of the relevant antitrust authorities and the Supervisory Board of Degussa AG.

The sale of PolymerLatex completes the divestment program which Bayer launched at the end of 2001 as part of its Group-wide reorganization and strategic realignment project. The divestments included the subsidiary Haarmann & Reimer, the 30 percent interest in Agfa, a large proportion of the Bayer company apartments, the generics business in France and Spain and the household insecticide business. In addition, Bayer sold off numerous crop protection products and active ingredients which had to be divested or licensed out as a result of conditions imposed by the anti-trust authorities following the take-over of Aventis CropScience. Through the cash inflow from the divestment program Bayer has been able to cut its net debt, which had increased significantly in 2001 through the acquisition of Aventis CropScience, to less than 10 billion euros by the end of 2002.

In fiscal 2001, PolymerLatex generated sales of (euro)344 million with about 730 employees. The joint venture, which was founded in 1996 by Degussa and Bayer, produces latex products in the paper, carpet/moulded foam and speciality applications fields, and holds a leading position among latex suppliers. PolymerLatex has been able to expand its leading market position even further over the past few years thanks to significant investments in its five European production sites, and continuous development of customized products.

Soros Private Equity Partners ("Soros") is a global private equity investor which, together with its affiliates, currently manages in excess of US-Dollar 4 billion of equity capital. Soros has announced that it intends to develop PolymerLatex's operations in the coming years and will consider possible add-on-acquisitions to consolidate its market share.

Bayer is an international, research-based group with major businesses in health care, crop science, polymers and specialty chemicals. For 2001, the group recorded sales of (euro) 30.3 billion. Capital expenditures totaled (euro)2.6 billion in 2001 and (euro)2.6 billion were invested in research and development. The total number of employees worldwide at the end of September 2002 amounted to about 123.500. For more information visit www.bayer.com.

Leverkusen, March 4, 2003

Bayer AG, Investor Relations contacts:
--------------------------------------
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Judith Nestmann (+49-214-30-66836)

Forward-Looking Statements
--------------------------
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                                                      Exhibit 8


Bayer-Shell Isocyanates N.V. joint venture intends to cease operation
---------------------------------------------------------------------

Antwerp - Bayer Antwerpen N.V. and Shell Petroleum N.V. (Shell) today announced their intention to cease operation of their Bayer-Shell Isocyanates N.V. (BSI) joint venture. BSI, established in 1969, produces toluene diisocyanate (TDI) and diphenylmethane diisocyanate (MDI) polyurethane raw materials. An operational review of the plant showed that a future operation of BSI would no longer be economically viable. The joint venture intends to stop production by June 30, 2003.

BSI operates two facilities at a plant in Antwerp, Belgium: a TDI unit with a capacity of 30,000 tonnes per year and an MDI unit with a capacity of 36,000 tonnes per year. All MDI production is marketed by Bayer, all TDI production marketed by Shell.

Bayer intends to supply MDI to its customers in the future from its international production network. Shell will continue to meet its customers current and future needs for TDI through global procurement activities.

Some 270 people, all employees of Bayer Antwerpen, work for the BSI joint venture through a service agreement. Bayer Antwerpen N.V. has started a procedure of information and consultation within its works council.

Antwerp, March 4, 2003

Bayer AG, Investor Relations contacts:
--------------------------------------
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Judith Nestmann (+49-214-30-66836)

Forward-Looking Statements
--------------------------
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                                                      Exhibit 9


Bayer proposes EUR 0.90 dividend per share
------------------------------------------
Supervisory Board backs stance in Lipobay proceedings
-----------------------------------------------------

Leverkusen - Bayer AG's Supervisory Board today accepted the proposal of the Board of Management to recommend to the Annual Stockholders' Meeting on April 25, 2003, a dividend for fiscal 2002 of EUR 0.90 per share. The dividend would thus be unchanged compared to 2001. With some 730 million shares, this would represent a payout of EUR 657 million.

"We were able to increase net income primarily through proceeds generated by our divestment program," Chairman of the Board of Management Werner Wenning commented immediately after the Supervisory Board meeting. "We want our stockholders to have a share of this. The decision is also in line with Bayer's policy of dividend continuity. We are confident that we will be able to improve the operating result in the current year."

The Group's annual financial statements will be presented and discussed at the Spring Financial News Conference on March 13.

The Supervisory Board endorsed the Bayer Management Board's action with regard to the claims and lawsuits in connection with Lipobay/Baycol, a medicine Bayer voluntarily withdrew from the market in 2001. Bayer will continue to demonstrate that the Group acted responsibly, expeditiously and appropriately. The company will answer specific allegations in detail in court, supporting its arguments with facts.

Leverkusen, March 6, 2003

Bayer AG, Investor Relations contacts:
--------------------------------------
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Judith Nestmann (+49-214-30-66836)

Forward-Looking Statements
--------------------------
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                                                     Exhibit 10


Bayer and GlaxoSmithKline:
--------------------------
Levitra(TM) Approved for the Treatment of Erectile Dysfunction by European Commission
---------------------------------------------------------------------------
A New Treatment Option Could Mean Improved Sexual Performance for Some 30 Million Men Affected by Erectile Dysfunction in Europe
---------------------------------------------------------------------------

Leverkusen, Germany and London, UK - Bayer HealthCare of Bayer AG [DAX and NYSE:
BAY] and GlaxoSmithKline plc [LSE and NYSE: GSK] announced today that they have received marketing authorisation from the European Commission for Levitra(TM) (vardenafil HCl), a new oral PDE-5 inhibitor for the treatment of male erectile dysfunction (ED). The decision follows a positive opinion by the European Committee for Proprietary Medicinal Products (CPMP) on 21 November 2002. Bayer and GSK anticipate launching Levitra as soon as possible in European markets.

The drug has also been approved by regulatory authorities in several Latin American countries and has been submitted for approval to regulatory agencies in all major markets, including the United States.

"We are delighted with the European Commission's decision and look forward to bringing Levitra to market for the millions of men in Europe who could benefit from a new option to treat ED," said Dr. Christa Kreuzburg, Head of Europe for Bayer HealthCare's Pharmaceuticals Division. "We know that many men are not completely satisfied with existing treatments and are looking for effective new options. We believe Levitra will improve sexual satisfaction for men who have ED by providing them with a highly efficacious and reliable treatment. Together with GSK, we are committed to bringing this product to all European markets with initial launches starting this month," she added.

"Patients have responded extremely well to treatment with Levitra," said Mr. Ian Eardley, MA, FRCS (Urol), a Levitra clinical trial investigator and consultant at St. James University Hospital, Leeds, UK. "I view Levitra as an important first-line therapy in the broad population of men with ED - even for difficult-to-treat patients, such as men with diabetes. I will prescribe it with confidence knowing that it will effectively treat a majority of my patients with impaired erectile function," he concluded.

The CPMP based its decision to recommend approval of Levitra on clinical data that included results from more than 3750 men representing a broad patient population. Levitra has been shown to work quickly and have reliable efficacy over time.

Erectile dysfunction is a common health condition, but despite the high prevalence of ED, the condition still goes largely untreated. Experts estimate that only 15-20 percent of the 152 million men worldwide are currently being treated.

Bayer HealthCare, a forthcoming subgroup of Bayer AG, is one of the world's leading, innovative companies in the health care and medical products industry. Bayer HealthCare combines the global activities of the Animal Health, Biological Products, Consumer Care, Diagnostics and Pharmaceuticals divisions. More than 34,000 employees work for Bayer HealthCare worldwide.

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

Leverkusen, March 7, 2003

Bayer AG, Investor Relations contacts:
--------------------------------------
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Judith Nestmann (+49-214-30-66836)

Forward-Looking Statements
--------------------------
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                                                     Exhibit 11


FY 2002 Publication Schedule
----------------------------

Ladies and Gentlemen,

For the release of our FY 2002 figures we set up the following schedule:

Thursday, March 13, 2003
------------------------
8:00 a.m. (CET):         FY 2002 Statement / Annual Report 2002
                         The Annual Report will be available on the internet at:
                         www.investor.bayer.com (english)
                         www.investor.bayer.de (german)
10:00 a.m. (CET):        Press Conference
                         A live broadcast via internet will be available at:
                         www.live.bayer.com (english)
                         www.live.bayer.de (german)

Friday, March 14, 2003
----------------------
10:00 a.m. (CET)         Spring Investor Conference
                         Leverkusen, BayKomm

For further details please refer to the attached agenda.

A live broadcast of the presentations will be available at:
www.live.bayer.com (english)
www.live.bayer.de (german)

Best Regards,

Bayer Investor Relations Team

Spring Investor Conference
--------------------------
March 14, 2003

Agenda
------
10:00      Welcome
10:10      Milestones and Highlights 2002
           (Werner Wenning, CEO and Member of the Board of Management)
10:30      Financial Performance 2002
           (Klaus Kuhn, CFO and Member of the Board of Management)
10:50      Discussion
11:30      Corporate Objectives and Strategy
           (Werner Wenning)
12:00      Presentation and Discussion on HealthCare
           (Rolf Classon, Chairman of the Executive Committee Bayer HealthCare)
13:00      Lunch Break
13:45      Presentation and Discussion on CropScience

           (Jochen Wulff, Chairman of the Board of Management of Bayer CropScience)
14:45      Presentation and Discussion on Polymers
           (Hagen Noerenberg, Head of Bayer Polymers)
15:45      Presentation and Discussion on Chemicals
           (Ulrich Koemm, Head of Bayer Chemicals)
16:45      Outlook and Targets 2003
           (Werner Wenning)
17:00      Conclusion

Transportation to Cologne and Duesseldorf airport will be organized.

                                                                     Exhibit 12

Lawsuit filed against Bayer in New York
---------------------------------------

Leverkusen - Bayer AG has been notified of the filing of a shareholder lawsuit in a federal district court of New York. The suit also names as defendants Manfred Schneider and Werner Wenning, the former and present Chairmen of Bayer AG's Board of Management.

The suit alleges violations of the Securities Exchange Act of 1934. The suit further alleges that each of the defendants omitted and/or misrepresented factual information concerning Bayer's cholesterol lowering drug Lipobay/Baycol and that such omissions or misstatements artificially inflated the market price of Bayer AG's American Depositary Shares to the detriment of holders. The suit seeks to recover damages on behalf of persons or entities who purchased Bayer AG American Depositary Shares on the NASDAQ from May 26, 1999 through January 23, 2002 or on the New York Stock Exchange from January 24, 2002 through February 21, 2003.

Bayer is reviewing the lawsuit and its allegations and intends to defend itself vigorously. The complaint has not been served yet.

Leverkusen, March 12, 2003
jo (2003-0080E)

Forward-Looking Statements
--------------------------
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                                                     Exhibit 13

Cautious optimism in light of business development so far this year
-------------------------------------------------------------------
Bayer expects growth in operating result in 2003
------------------------------------------------
2002 figures: Net income up 10 percent to 1.1 billion euros /
-------------------------------------------------------------
Sales from continuing operations 1 percent lower/
-------------------------------------------------
Net debt down significantly to 8.9 billion euros /
--------------------------------------------------
Ambitious medium-term profit targets declared
---------------------------------------------


Leverkusen - The Bayer Group expects to see an increase in its operating result from continuing operations in 2003. "To achieve this we are relying mainly on the steps we have taken to improve our earning power," the Chairman of Bayer's Board of Management, Werner Wenning, told the spring financial news conference in Leverkusen - although a precondition, he said, is that the present economic situation does not radically deteriorate. He regards the development of sales and operating result in the first two months of 2003 as encouraging and as grounds for cautious optimism.

The Bayer CEO described 2002 as "a year of transition." The targets set for realigning the Group were reached. Bayer delivered on its goals and in some cases exceeded them. "I am convinced that our realignment has given us an excellent foundation for future success," he said.

He said he was not satisfied with the business trend in 2002. The adverse economic environment, high one-time costs connected with the acquisition of Aventis CropScience (ACS) and a large number of restructuring measures all had an impact on the operating business. Sales from continuing operations declined by 1 percent to 29 billion euros, while the operating result before exceptional items fell by 46 percent to 989 million euros. Net income, on the other hand, rose 10 percent to 1.1 billion euros. A major factor here was the proceeds from the extensive program of divestments.

To enable the stockholders to share appropriately in this exceptional income, the Supervisory and Management Boards are to recommend to the Annual Stockholders' Meeting an unchanged dividend of 0.90 euros. Based on Bayer's current share price this represents a return of about 8 percent. "This underlines that, even in difficult times, we maintain continuity in our dividend policy in the interest of our stockholders," said Wenning.

Business in HealthCare was down by 12 percent to 9.4 billion euros, and the operating result before exceptionals dropped by 21 percent to 739 million euros. Wenning said this was mainly due to the pharmaceuticals division, which had to contend with the effects of the withdrawal of Lipobay/Baycol and declines in sales of the medicines Ciprobay and Adalat. Pharmaceutical sales fell by 23 percent to 3.7 billion euros. There was also a marked decline in the operating result pre-exceptionals.

Bayer's CEO reported that the number of lawsuits filed in connection with Lipobay/Baycol, which was voluntarily withdrawn from the market in summer 2001, has reached 8,400. Of these, he said, 4,600 are virtually identical complaints filed by a single law firm which has not provided details regarding the ailments claimed by the plaintiffs. More than half of the approximately 600 new suits also originate from this firm. These numbers are subject to change and the company is providing periodic updates on its website.

Without concession of liability, Bayer has so far have entered settlement agreements with more than 500 individuals who experienced serious side effects. To date, a total of approximately 140 million euros has been paid for such settlements. Where serious side effects are involved, Bayer is continuing its efforts to reach out-of-court settlements on a case-by-case basis and is currently in settlement negotiations for several hundred further cases. Wenning reiterated that Bayer is vigorously defending itself in all cases in which there is no connection between Lipobay/Baycol and the health problems that are the subject of the claims, or where a fair settlement cannot be reached.

In the event plaintiffs substantially prevail despite existing defense arguments, it is possible that Bayer could incur charges in excess of its insurance coverage. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to more accurately estimate potential liability. For this reason, provisions for any amount for which liability might exceed insurance coverage have not presently been made. Bayer's auditor agrees with this assessment. "We continue to watch the situation very closely," said Wenning, "and, as the litigation progresses, we will regularly reconsider the need to establish provisions."

The Board Chairman also pointed out that a shareholder lawsuit has been filed in New York against Bayer AG and against Dr. Manfred Schneider as former Management Board Chairman and himself as current Chairman. "We will examine the complaint and vigorously defend ourselves," he said.

Wenning said Bayer remains firmly convinced it acted responsibly and appropriately in the management of Lipobay/Baycol. The drug was prescribed for over six million patients worldwide. The overwhelming majority of these individuals took it safely and effectively, with no serious side effects.

In the courtroom Bayer is showing evidence that Lipobay/Baycol was a safe and effective drug when taken as directed. The company is also showing documents that prove that it shared all pertinent safety information with the health authorities, including the U.S. Food and Drug Administration, beginning before Lipobay/Baycol ever went on the market and continuing until after Lipobay/Baycol was voluntarily withdrawn from the market. "And, most importantly, we are demonstrating that at all times patient safety was, and is, our first and foremost priority."

Bayer CropScience saw sales rise by 66 percent to 4.7 billion euros through the acquisition of Aventis CropScience. "It was especially significant that the existing Bayer business, despite the integration process, was able to increase its share in a market which shrank 9 percent," said Wenning. The operating result before exceptionals was negative to the tune of minus 15 million euros, although this has to be seen against the background of the ACS acquisition. While the acquired business contributed 120 million euros to earnings, 536 million euros in amortization and inventory write-downs associated with the first-time consolidation of ACS, along with 125 million euros in integration costs, had a negative effect.

Programs to improve efficiency show results

Bayer's industrial business was hit in 2002 by the economic situation, exchange rate fluctuations, falling prices and increased raw material costs. Polymer sales fell 2 percent to 10.8 billion euros, although the operating result before exceptional items was held at 418 million euros, the same level as the previous year. "This was an indication of the success of our extensive programs to improve efficiency, which already produced significant savings in 2002," said Wenning.

Chemicals saw sales fall by 12 percent to 3.3 billion euros; the operating result before exceptionals declined by 41 percent to 160 million euros. Account should be taken, he said, of the situation at subsidiary H.C. Starck, which suffered especially from the slump in the electronics industry. Excluding H.C. Starck, the decline in the operating result for Chemicals pre-exceptionals was only 2 percent, while sales fell 9 percent. This shows the action taken in Chemicals, too, is bearing fruit.

Bayer's top priorities for the current year are to improve performance and resolve strategic issues. This includes strictly implementing the efficiency improvement programs, which will bring planned savings of 500 million euros in 2003 alone, streamlining the investment program, and further optimizing current assets. It is planned to bring down net debt, which was already reduced to 8.9 billion last year, to about 7 billion euros by year end.

Capitalizing on value creation and growth potentials

Finally, according to Wenning, every effort will be made to capitalize on potentials to increase value creation and growth. The Group is deliberately targeting markets which promise future growth and will continue to do so, he said. Bayer is now a leader in 80 percent of the businesses in which it operates, and "only activities which can earn more than the capital costs in the long term will remain in our portfolio."

As part of the corporate realignment, the Chairman said, medium-term profit targets have been redefined. "Our targets are ambitious, but we believe they are a realistic reflection of our strategic scenario," he said. Assuming that overall economic demand will pick up from 2004 at the latest and without counting possible portfolio changes, the Group is aiming for an EBITDA margin of 21 percent (2002: 10 percent) by 2006. In Polymers and Chemicals the medium-term profit targets are 19 and 17 percent EBITDA, respectively, and 29 percent for Bayer CropScience.

In HealthCare the profit target is 20 percent EBITDA. "We are very confident we will also be able to significantly improve our performance in the HealthCare field," said Wenning. The four divisions - Animal Health, Biological Products, Consumer Care and Diagnostics - are already leading players in their respective markets today. Bayer is currently making maximum efforts to strengthen the earning power in Pharmaceuticals. This relates not only to the restructuring, in which great progress has been made, but also to the launch of new products. Wenning cited the very recent E.U. approval for Levitra and other very promising launches such as Cipro XR in the United States and the availability of the hypertension drug Kinzalmono in five European countries. Bayer's research is to be concentrated on cardiovascular drugs, products to treat metabolic disorders, and anti-infectives. Activities and investments in the field of cancer therapy will be continuously expanded.

With these measures, already announced at the news conference in November 2002, Bayer has strengthened its business in order to maximize the value of its pharmaceutical activities. "This is an important precondition for finding a strategic solution for our pharmaceuticals division, a process we are energetically pursuing," said the Bayer CEO.

In his review of the financial statements for 2002, CFO Klaus Kuhn highlighted the positive cash flow development and the related reduction of net debt to 8.9 billion euros. The operating cash flow rose by 3 percent to a little more than 3 billion euros. A reduction of 1.4 billion euros in working capital boosted net cash flow by 15 percent to a record 4.4 billion euros. "We easily surpassed our target of bringing indebtedness down to below 10 billion euros," said Kuhn. "Achievement of this goal was aided by the reduction in capital expenditures, aggressive working capital management and the proceeds of the divestment program, which was successfully implemented despite difficult conditions on the capital market."

Bayer is also taking a longer-term view of its financing and will continue to pursue its sound financing policy in the future, Kuhn stressed. The proceeds of divestments already agreed upon will be used primarily to repay debt.

"Thanks to consistent reduction in debt, Bayer therefore continues to have a very healthy balance sheet," said Kuhn. Total assets rose by 4.7 billion to 41.7 billion euros. Financial liabilities increased by a net amount of 2.8 billion euros due to the financing of the ACS takeover. Stockholders' equity fell by 1.6 percent to 15.3 percent, mainly because of currency factors, and equity coverage of total assets was thus 37 percent.

Leverkusen, March 13, 2003

Bayer AG, Investor Relations contacts:
--------------------------------------
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Judith Nestmann (+49-214-30-66836)

Forward-Looking Statements
--------------------------
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                                                     Exhibit 14


Bayer Pleased With Verdict in Corpus Christi, Texas Baycol Case
---------------------------------------------------------------

Leverkusen - Bayer said it is pleased that the jury in the Corpus Christi, Texas U.S.A. Baycol trial reached a verdict in its favor. The verdict validates Bayer's assertion that the company acted responsibly in the development, marketing and voluntary withdrawal of Baycol.

Bayer will now turn its attention to the other pending Baycol cases to analyze the specific circumstances of each case and the nature of the claims. It is Bayer's intention to pursue its policy of seeking to fairly compensate anyone who experienced serious side effects from Baycol, regardless of whether we have valid legal defenses to such claims. At the same time, where an examination of the facts indicates that Baycol played no role in the patient's medical situation, or where a settlement is not achieved, Bayer will continue to defend itself vigorously as it did in the Corpus Christi case.

Leverkusen, March 18, 2003

Bayer AG, Investor Relations contacts:
--------------------------------------
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Judith Nestmann (+49-214-30-66836)

Forward-Looking Statements
--------------------------
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                                                     Exhibit 15


Bayer CropScience: Completion of product sale to BASF
-----------------------------------------------------
Divestments subsequent to acquisition of Aventis CropScience
-------------------------------------------------------------

Monheim - Bayer CropScience AG today announced the sale of a package of selected insecticides and fungicides to BASF AG while retaining certain back-licenses for non-agricultural applications. The total package with sales of EUR 500 million in 2001 is valued at EUR 1,330 million. Taking into consideration the back-licenses, the cash purchase price amounts to EUR 1,185 million.

"With the completion of this transaction we have fulfilled the conditions imposed by the anti-trust-authorities as part of the Aventis CropScience acquisition," emphasized Dr. Jochen Wulff, Chairman of the Board of Management of Bayer CropScience AG.

The approval by the European Commission was granted a few days ago, the affirmative decisions of the US-Federal Trade Commission (FTC) and further anti-trust-authorities have already been obtained. The outstanding authorizations in certain countries (e.g. Germany) are expected shortly. Until then Bayer CropScience will carry on the business in these countries under supervision of the trustees of the European Commission and US-Federal Trade Commission.

"With license rights within the scope of the EU and FTC consent order to market Fipronil and its mixtures, we retain access to certain non-agricultural markets and wish to further expand our position in this area. With the successful integration of Bayer CropScience and our strong presence in the global markets, we continue to focus our efforts on building the leading crop science business in the industry," added Wulff.

In accordance with the respective consent orders, the agreements with BASF contain assets and rights related to the two insecticide active ingredients Fipronil (world-wide, except China) and Ethiprole (Europe). Also included are a number of fungicides (active ingredients: Prochloraz, Iprodione, Triticonazole, Fluquinconazole and Pyrimethanil), primarily in Europe, and based on a non-exclusive license for seed treatment applications outside of Europe. The manufacturing facilities for Fipronil, Triticonazole, and Iprodione, located at Elbeuf, France, employ about 340 persons and are also part of the transaction.

Bayer CropScience, a subsidiary of Bayer AG with annual sales of some EUR 6 billion, is one of the world's leading innovative crop science companies in the areas of crop protection, seeds and green biotechnology, as well as non-agricultural pest control. The company offers an outstanding range of products and extensive service backup for modern, sustainable agriculture and for non-agricultural applications. Bayer CropScience has a global workforce of more than 20,000 and is represented in 122 countries, ensuring proximity to dealers and consumers.

Monheim, March, 24, 2003

Bayer AG, Investor Relations contacts:
--------------------------------------

Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Judith Nestmann (+49-214-30-66836)

Forward-Looking Statements
--------------------------
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                                                     Exhibit 16


Excellent addition to the cardiovascular portfolio
--------------------------------------------------
Bayer launches Kinzalmono(R) and Kinzalkomb(R)
----------------------------------------------
Innovative drug products for the treatment of high blood pressure
-----------------------------------------------------------------

Leverkusen - Bayer has launched an innovate hypertension drug with the trade name Kinzalmono(R) (active ingredient: telmisartan) in Germany, with launches in other European countries scheduled for the coming weeks. The active substance will also be available together with a diuretic in a combination product called Kinzalkomb(R). Sartans, the group of active substances to which telmisartan belongs, are among the most modern and effective drugs for the treatment of high blood pressure.

Dr. Christa Kreuzburg, Head of Europe in Bayer HealthCare's Pharmaceuticals Division, commented on the launch by saying, "Kinzalmono(R) and Kinzalkomb(R) are excellent additions to our comprehensive range of cardiovascular risk management products. First Levitra(R) and Cipro(R) XR for the treatment of severe urinary tract infections, now Kinzalmono(R) and Kinzalkomb(R): 2003 is turning out to be an eventful year for Pharma in terms of product launches!"

Telmisartan, the product's active ingredient, is an angiotensin II receptor blocker, i.e. it blocks the receptor for the blood pressure-raising hormone angiotensin II. Clinical trials have shown that once daily administration of the active substance ensures a powerful blood pressure-lowering effect over a 24-hour period.

In late 2002, Bayer signed a licensing agreement with Boehringer Ingelheim to market Kinzalmono(R) and Kinzalkomb(R). Telmisartan and the combination product containing telmisartan and a diuretic were developed by Boehringer Ingelheim. Bayer will initially launch the product in Germany, with further launches in the Netherlands, Switzerland, Denmark, Sweden and Finland to follow in the coming weeks. The products will be launched in Norway and Belgium in fall 2003. Bayer and Boehringer Ingelheim intend to investigate within the context of the collaboration whether the comarketing agreement can be further extended to other countries.

Leverkusen, March 26, 2003

Bayer AG, Investor Relations contacts:
--------------------------------------
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Judith Nestmann (+49-214-30-66836)

Forward-Looking Statements
--------------------------
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                                                     Exhibit 17


Dear Ladies and Gentlemen,

Herewith we would like to inform you that the next Baycol update will be given on our upcoming Annual Stockholders' Meeting on April 25, 2003 and on that day at 11:00 a.m. (CET) be available on our website:

         www.investor.bayer.com
         ----------------------


Leverkusen, April 17, 2003



Bayer AG, Investor Relations contacts:
--------------------------------------
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Judith Nestmann (+49-214-30-66836)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                            Bayer Aktiengesellschaft
                            (Registrant)





Date: April 24, 2003            By:      /s/ ROSAR
                                    -----------------------------
                                    Name:      Dr. Alexander Rosar
                                    Title:     Head of Investor Relations

                                    /s/ BUCHMEIER
                                    ------------------------------
                                    Name:      Dr. Armin Buchmeier
                                    Title:     Senior Counsel